

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2022

Mathew J. Cestar
Chief Executive Officer
ScION Tech Growth I
10 Queen Street Place, 2nd Floor
London, EC4R 1BE
United Kingdom

  Re: ScION Tech Growth I
  Form 10-K for the Fiscal Year Ended December 31, 2021
  Filed April 15, 2022
  File No. 001-39808

Dear Mr. Cestar:

    We have reviewed your August 22, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.   We note your response to comment 2 which indicates your sponsor is controlled by non-U.S. persons. So that investors will have better context to assess the risk you will disclose, please revise your proposed risk factor disclosure in future filings to disclose this fact, as well as where the foreign interest is coming from [whether it be from foreign owners, foreign investors, or foreign management] and the foreign interest's identity.

Mathew J. Cestar
ScION Tech Growth I
August 25, 2022
Page 2

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Wilson Lee, Staff Accountant at (202) 551-3468 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel Nussen, White & Case LLP